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05008904

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cybird Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FILE NO. 82- 5739 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 6/13/05

File No.82-5139





http://www.cybird.co.jp/english/investor/

May 25, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6111

ARL S
3-31-05

Results of Operation (Conslidated)

Annual and Fourth Quarter, Fiscal Year ended March 31, 2005

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or "the Company") and three consolidated subsidiaries (C&T Mobile Support Co., Ltd. (Note 1), AXISSOFT Corporation (Note 2) and GiGAFLOPS Japan Inc.) and two affiliates (KLab Inc. (Note 3) and DMOVE Co., Ltd. (Note4)). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(Note 1) Effective September 1, 2004, CYBIRD established the 51%-owned consolidated subsidiary C&T Mobile Support Co., Ltd., including the subsidiary in the scope of consolidation commencing with the fiscal year under review.

(Note 2) On March 23, 2005, we formed a comprehensive business and capital alliance with AXISSOFT Corporation, acquiring a 40.8% stake in the company. Because of this stake and stricter standards for management influence, AXISSOFT has been included in the scope of consolidation starting with the fiscal year under review.

(Note 3) Based on the sale of shares concluded on September 28, 2004, K Laboratory Co., Ltd. ceased to be a consolidated subsidiary, instead being accounted for by the equity method for the fiscal year under review. As of November 1, 2004, K Laboratory changed its name to KLab Inc.

(Note 4) CYBIRD's stake in DMOVE Co., Ltd. was reduced by the new share issue made by DMOVE on December 24, 2004. As a result, the Company has ceased accounting for DMOVE as a consolidated company, instead accounting for the company by the equity method.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting fees, planning/ development/ operating fees, customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

During the period under review, CYBIRD developed its overseas business, principally focused on expanding i-mode content distribution in Europe and commissioned development of online games in China.

(4) Technology-Related Business (KLab Inc.)

KLab Inc., an affiliate of CYBIRD, researches and develops client-oriented software platforms and solutions for mobile phones. We also launched the software license business that uses the security technology as the base, based on the technology acquired through the development and operation of Java™ and BREW™ applications for mobile phones.

1-2 Relations with Subsidiaries and Affiliates

CYBIRD provides content distribution services utilizing applications and technologies developed by its affiliate KLab Inc.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

GiGAFLOPS Japan Inc., converted into a wholly owned subsidiary in April 2003, collaborates with CYBIRD mainly by aiming to increase the number of our content subscribers by attracting subscribers through its own sites.

Formed in September 2004 as a joint venture with transcosmos inc., C&T Mobile Support Co., Ltd. primarily provides customer support services for corporations and government bodies that operate mobile sites.

AXISSOFT Corporation, based on a business and capital alliance formed in March 2005, will give CYBIRD top priority in the supply of business resources including technicians. Based on this alliance, CYBIRD will commission its system other software development to AXISSOFT, establishing a stable software development base for the future.

CYBIRD Group Business Chart



Consumers
Free/Chargeable Information Service
Subscription
Merchandise/Service
Payment
Wireless Network Operators
Client Companies
Free/Chargeable Information Service
Subscription Fee Deduction of Collection Fee
Payment
Application Licensing and Consulting
Payment
Motion Picture Production
Payment
Marketing Solution etc.
Payment
Customer Support service
Payment
System development for Web etc.
Application Development
Affiliate
KLab Inc.
Affiliate
DMOVE Co., Ltd.
Subsidiary
C&T Mobile Support Co., Ltd.
Subsidiary
GiGAFLOPS Japan Inc.
Subsidiary
AXISSOFT Corporation
Application Licensing and Consulting
Payment
Motion Picture Production
Payment
Customer Support services
Payment
System Development
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Information Providers
Information/Service/ Merchandise
Payment/Fee

1-3 CYBIRD's Consolidated Companies (As of March 31, 2005)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	September, 2004	Customer Support	¥225 mil.	9,000	51.00
AXISSOFT Corporation	Toshima-ku, Tokyo	November, 1987	Information Technology	¥639 mil.	4,028	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥60 mil.	1,200	48.75
KLab Inc.	Minato-ku, Tokyo	August, 2000	Information Technology	¥524 mil.	15,300	18.56

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥334 per share (ordinary dividend ¥167 and special dividend ¥167). (As of March 3, 2005, we announced revised amount of dividends issuance.)

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment. Effective November 19, 2004, CYBIRD's stock was split by a factor of 3:1. We carefully consider stock splits, taking into account our business performance, liquidity, stock price and other factors.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, we try to be a "situation marketing" company that supplies information and services that will enrich their lives. The performance goals of the mid-term business plan are net sales of ¥60.0 billion for the fiscal year ending March 2008.

To realize this strategy, beginning with FeliCa-related businesses, we propose "+mobile" solutions for a variety of situations in life. For the purpose of improving the quality and volume of our user information database, we are actively working to acquire additional user information databases by strengthening the services of existing business and acquiring services through M&A and other means.

(1) FeliCa-related Business

The number of FeliCa-enabled mobile phone handsets with 'i-mode FeliCa Service for mobile wallet' service capability, which NTT DoCoMo began selling in July 2004, is expected to climb to approximately 25 million over the next two years and was announced to have sold 3 million handsets. CYBIRD has formed a business alliance with bitWallet, Inc., operator of the electronic money service 'Edy', the main service provided by i-mode FeliCa Service for mobile wallet, making the Company a certified solution vendor of 'Edy.' Based on this new type of FeliCa-enabled handsets, CYBIRD is providing a new marketing service for corporate customers and settlement solutions. In December 2004, CYBIRD and bitWallet began jointly developing the portal site 'Mobile Edy. jp', which has now been completed. Among the specific strategies of CYBIRD's mid-term corporate strategy, we are aiming to convert our customer base into a membership system, to which we will provide a variety of services, and use as a resource for the development of e-commerce, advertising, and corporate business solutions businesses. 'Mobile Edy. jp' will provide an important platform for realizing this strategy.

Against the backdrop of the accelerated penetration of the market by these new handsets, the Company expects use of the 'Edy' system to spread rapidly, and plans to promote the use of electronic money and mobile as a new social infrastructure.

(2) Start Up of New E-Commerce Business with JIMOS CO., LTD.

In March 2005, we formed a comprehensive business and capital alliance with JIMOS CO., LTD., a direct marketing specialist to support an efficient and speedy start up for our e-commerce business, which plays a major role in our mid-term corporate strategy. Through this alliance, CYBIRD plans to further solidify its customer base by continuing to develop and provide a variety of services that will continue to satisfy the customers of its existing services and those attracted through other measures. JIMOS will leverage its planning and product development capabilities and its ability to communicate with customers to develop a merchandising business targeting CYBIRD's customer base. This separation of roles will enable CYBIRD to quickly establish an e-commerce business and expand opportunities for earnings growth.

After verifying the benefits of the business tie-up, CYBIRD is considering looking at the possibility of a capital merger through a holding company or other scheme and operating together under a group structure.

(3) Mobile Content Business

In response to the intensified competition, we are aiming to maintain and expand our market share by launching new content with strong brand power. At the same time, we are making a fundamental review of our cost structure to improve profitability.

(4) Marketing Solution Business

Along with the growing rate of mobile phones, importance of one-to-one marketing utilizing mobile Internet attracts increasing attention from many companies. Consequently, we continuously focus on developing and offering marketing support services to corporate clients. In addition, utilizing the planning and operational know-how gained in our Mobile Content Business, we also are focusing on the active expansion of commissioned site development and operation business from companies interested in developing mobile content and services businesses.

By gaining access to AXISSOFT's system development strengthens through this business alliance and combining them with its own development technology in the mobile field, CYBIRD intends to strengthen its development base to cope with current market needs. These needs include the recent sharp rise in demand for development of internal corporate information systems and electronic settlement systems that combine mobile and PC systems and the demand for large-scale systems that link internal mission-critical systems. The Company also plans to utilize AXISSOFT's technology to increase the efficiency of its development of technologies related to its expansion into new services and businesses based on its mid-term corporate strategy.

While handset technology is rapidly advancing, we aim to benefit from selling customer support services to outside by building a solid base/operation to handle users' inquiries through our subsidiary C&T Mobile Support Co., Ltd.

Furthermore, in response to the recent spotlight on security in the mobile content business, we developed a security system jointly with KYOCERA COMMUNICATION SYSTEMS Co., Ltd., and plan to increase earnings by selling the system outside the Company.

(5) International Business

In the past, we expanded our overseas operations by focusing on increasing i-mode content distribution in Europe and commissioned development of online games in China. In the future, however, we are going to concentrate our efforts on content distribution in Europe because of the strong potential for growth in the mobile content business. Through partnerships with regional content providers and other service companies, we will shift our resources into developing new business.

(6) Technology-Related Business Domain

Our R&D unit, the Strategic Technology Planning Department, will continue to position OnePush as a strategic product. OnePush is a communication tool for disseminating terrestrial digital broadcasting, which is expected to become popular in Japan. CYBIRD will promote this communication tool's use in adding value to TV commercials, expanding the mobile phone content market through links with TV, and developing mobile commerce TV shopping.

We are also pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards, RFID tag, Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Furthermore, we are formulating specifications for Internet applications of car navigation systems as a regular member of the Internet ITS Consortium.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have appointed outside directors and auditors and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

① Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises 8 directors including one outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising corporate officers and the standing auditors meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing a management function that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems and the Privacy Mark Management Committee to protect customer's information.

② Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fumio Nagase is also the president of IMAGICA, who holds a stake in, operates a joint content business with, and receives other outsourcing business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

③ Others

a) Compensation paid to directors and auditors during the fiscal year under review is as follow.

Compensation paid to directors ¥188 million
Compensation paid to auditors ¥18 million

b) Compensation paid to the certified public accounting firm during the fiscal year under review is as follows.
Compensation paid for the audit certification ¥14 million

④ Steps Taken During the Fiscal Year to Improve and Expand CYBIRD's corporate governance system

a) Introduced training and education programs for employees in preparation for the enforcement of the law protecting the privacy of personal information
b) The Crisis Management Committee established a broad-area emergency contact organization for use in disasters
c) Decided to make a full-scale introduction of an operating officer system (as of April 1, 2005 personnel changes)
d) Introduced a directors evaluation system based on MBO (Management by objective)
e) Established the benefit committee etc.

(3) Relationships with parent company, etc.

No parent company

(4) Internal Monitoring Structure and Procedures

① Internal Monitoring Office

The Internal Monitoring Office is directly under the control of the President. Based on the Internal Monitoring Regulations, the office monitors compliance with laws and ordinances, the operation of the system of internal checks. The office also carries out compliance inspections to determine the appropriateness of accounting practices and asset management and efficiency inspections to determine the rationality and efficiency of management's business goals on a regular basis.

② Administrative Departments

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

a) Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc.
b) Finance Dept.	Budgets, funds, accounting regulations, etc.
c) HR Dept.	Personnel management, recruiting, job management, etc.
d) Information System Dept.	Information security management, etc.

etc.

③ Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our President, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

④ IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to the CEO, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the company. Based on the motto "Timely, Fair, Accurate and Proactive disclosure," we are working to improve the quality of our IR activities.

⑤ Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The president is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

⑥ Others

a) Protecting the privacy of personal information

In April 2005, the law concerning the protection of the privacy of personal information was enforced regarding private-sector companies. CYBIRD has already decided to handle its personal information data base in accordance with the law and the relevant government agencies. Specifically, we work to ensure the protection of the rights of users of all our content services by disclosing our policy on the use of the personal information we collect and explaining how users can check, adjust or cancel the personal information in the CYBIRD data base. Moreover, to safely manage the personal information we have received, we carry out thorough and structured program led by our Privacy Mark Management Committee that includes education and enlightenment courses for all employees and clearly defined responsibilities for those managing personal information. In addition, the number of people with access to this information is kept to a minimum and technological measures are used to restrict access to the data. The Company also carries out regular internal monitoring inspections concerning the protection of the privacy of personal information under its compliance program of all businesses and departments handling personal information. An Internal Monitoring Officer appointed in accordance with the Internal Monitoring Regulations Concerning the Protection of the Privacy of Personal Information is responsible for these inspections.

b) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this fiscal year, we have achieved a 3,248.85kg reduction of CO2 (equivalent to saving 89.38 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems

⑦ Steps Taken During the Fiscal Year to Improve CYBIRD's Internal Monitoring System

During the fiscal year under review, the Internal Monitoring Office conducted 12 times of compliance and efficiency inspections. In addition, the office also carried out special inspections on compliance with the rules for outsourcing work, and in conjunction with the Information System Department, on the protection of the privacy of personal information.

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Realizing the goals of the Mid-term Corporate Strategy

As mentioned previously in section 2-4 above, as part of our basic strategy to become a "situation marketing" company, we have set ourselves the performance goals of net sales of ¥60.0 billion for the fiscal year ending March 2008 under our mid-term corporate strategy. To help realize those goals, we have made an analysis, evaluation, and review of our portfolio of businesses. Specifically, we now plan to expand the earning power of our existing Mobile Content and Marketing Solution businesses by strengthening their competitiveness. In addition, we intend to undertake full-scale development of new advertising and e-commerce businesses. In pursuing these new businesses, we are considering the use of M&A and strategic business alliances with companies which have accumulated record and know-how in these fields. In our International Business, we plan to establish a firm business base, chiefly through M&A, to support further expansion of our businesses.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing several committees, adopting the director's remuneration system linked to the operating performance, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator.

We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The Number of Mobile Phone Subscriptions

	Mobile phones
March 31, 2005	**86.99 million**

Source : The Telecommunications Carriers Association (TCA)

The Number of Internet-enabled Mobile Phone Subscriptions

	Mobile phones
March 31, 2005	**75.15 million**

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 86.99 million at the end of March 2005. Of this amount, the proportion of Internet-enabled handset accounts was 86.4%. The number of third generation (3G) mobile phone subscriptions at the end of March 2005 totaled 31.96 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥223.2 billion in 2003, and could grow to ¥370.6 billion by 2008. Also, the mobile commerce market in 2003 exceeded ¥777.0 billion, 2.4 times that of previous year.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, Java-enabled camera equipped, IrDA, two dimensional bar code, fingerprint authentication, etc.) and by the shift to carriers' fixed packet charge.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, Electronic Commerce Promotion Council of Japan, and NTT Data Institute of Management Consulting, Inc.)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2003 is estimated to have been approximately 1.3 billion people, and is forecast to exceed 2.5 billion by 2008. It is assumed that the number of mobile Internet users will grow as well. (Sources: Nomura Securities Co., Ltd.; Mobile Internet Summary 2004-2005 prepared by CYBIRD)

3-2 Consolidated Business Results

(Annual) (Unit: Millions of yen, Round down)

	Net Sales	Ordinary Income	Net Income	Earnings per Share* (yen)	ROE (%)	EBITDA
FY ended March 31, 2005	**12,488**	**721**	**1,519**	**7,435**	**20.8**	**1,028**
FY ended March 31, 2004	10,713	596	199	1,026	3.4	939
Change	1,774	124	1,320	6,408	17.4	89

(Quarter) (Unit: Millions of yen, Round down)

	Net Sales	Ordinary Income	Net Income	Earnings per Share (yen)	ROE (%)	EBITDA
4th Quarter, FY ended March 31, 2005	**3,364**	**327**	**164**	**800**	**8.2**	**408**
4th Quarter, FY ended March 31, 2004	3,087	429	203	1,005	12.7	505
Change	276	(101)	(39)	(204)	(4.5)	(96)

*Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. 'Earnings per Share' have been calculated as if the stock split occurred at the beginning of April 2003.

Although KLab Inc. and DMOVE Co., Ltd., are no longer included in the scope of consolidation beginning with the interim period under review, robust growth by the Mobile Content and Marketing Solution businesses supported ¥1,774 million, or 16.6%, increase in consolidated net sales year on year, to ¥12,488 million a record high. Non-consolidated net sales jumped ¥2,229 million, or 23.5%, compared with the previous fiscal year, to ¥11,721 million, also hitting a record high. In comparison with the earnings forecasts announced at the beginning of the period, consolidated net sales were about the same as the previously stated ¥12,500 million while non-consolidated net sales exceeded the previously stated ¥10,500 million by ¥1,221 million with achievement ratio of 111.6%.

Consolidated ordinary income increased ¥124 million, or 20.9% year on year, to ¥721 million. On a non-consolidated basis, ordinary income rose ¥325 million or 72.4%, to ¥774 million. Looking at comparisons with original performance forecasts, on a consolidated basis, ordinary income was in tune with the original forecast of ¥700 million, while on a non-consolidated basis, ordinary income outperformed the original forecast of ¥500 million by a substantial ¥274 million with achievement ratio of 154.8%.

Start-up costs for the consolidated subsidiary C&T Mobile Support Co., Ltd., which was established in September 2004, were the main reasons for non-consolidated ordinary income exceeding consolidated ordinary income. The start-up costs were related to the expansion of the subsidiary's call center operations. However, thanks to non-consolidated ordinary income substantial surpassing its original forecast, consolidated ordinary income also reached its original performance target. Consolidated net income jumped ¥1,320 million, or 661.7% compared with the previous fiscal year to ¥1,519 million. This jump can be partially attributed to the gain on sale of shares of former consolidated subsidiary KLab Inc. On a non-consolidated basis, net income soared ¥1,410 million year on year to ¥1,482 million.

3-3 Business Results by Operation

(1) Mobile Content Business

(Annual)

	Net Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
FY ended March 31, 2005	**8,239**	**66.0%**	**105**	**12**	**3**	**3,605**
FY ended March 31, 2004	7,179	67.0%	96	21	6	3,457
Change	1,059	(1.0)points	9	(9)	(3)	147

(Quarter)

	Net Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
4th Quarter, FY ended March 31, 2005	**2,253**	**67.0%**	**105**	**1**	**1**	**3,605**
4th Quarter, FY ended March 31, 2004	1,933	62.6%	96	4	5	3,457
Change	320	4.4points	9	(3)	(4)	147

Net sales of the Mobile Content Business climbed ¥1,059 million or 14.8% to ¥8,239 million, reaching a record high. Over the fiscal year, sales rose due to the steady increase in the overall number of subscribers to high-brand-power content as represented by "Kazuko Hosoki's Rokusei Fortune-Telling" and to new content services as represented by

"Keisuke Ehara's Spiritual Message". As a result, there was a notable rise in the average subscription payment per subscriber. During the period under review, the Mobile Content Business worked to improve profitability by eliminating unprofitable content services and taking other measures. In future, the Mobile Content Business plans to achieve further growth by strengthening development of growing content services, such as music-related content services and its marketing activities.

Change in the Number of Domestic Content Services


96
99
100
105
105
120
100
80
60
40
20
0
33
34
34
34
34
38
37
38
40
40
Mar-04
June-04
Sep-04
Dec-04
Mar-05
Vodafone
KDDI
NTT DoCoMo

Sales Composition Ratio per Wireless Network Operator

	FY ended March 31, 2005	FY ended March 31, 2004
NTT DoCoMo	**65.4%**	61.8%
KDDI	**17.6%**	17.5%
Vodafone	**17.0%**	20.6%
DDI POCKET	**0.0%**	0.1%

(2) Marketing Solution Business

(Annual)

	Net Sales (mil. of yen)	% of Consolidated Sales (%, points)
FY ended March 31, 2005	**3,480**	**27.9%**
FY ended March 31, 2004	2,319	21.7%
Change	1,161	6.2points

(Quarter)

	Net Sales (mil. of yen)	% of Consolidated Sales (%, points)
4th Quarter, FY ended March 31, 2005	**1,112**	**33.1%**
4th Quarter, FY ended March 31, 2004	734	23.8%
Change	377	9.3points

Marketing Solution net sales for the fiscal year rose ¥1,161 million, or 50.1%, compared with the same period in the previous fiscal year, to ¥3,480 million. Similar to the Mobile Content Business, this performance represented a record high. Revenues expanded favorably from IP content sales of other companies, such as "Zenrin Mobile Map," popular character sites, and TV and entertainment celebrity-related sites. In addition, commissioned development sales increased significantly due to TV station-related Web site development and corporate solution development related to 'Edy' electronic money. Among other activities, in September 2004, CYBIRD established C&T Mobile Support Co., Ltd., a joint venture with transcosmos inc. Now a consolidated subsidiary of CYBIRD, C&T Mobile Support is aiming to quickly become profitable by providing thorough customer support and maintenance services.

(3) International Business

(Annual)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
FY ended March 31, 2005	**37**	**0.3%**
FY ended March 31, 2004	45	0.4%
Change	(8)	(0.1)points

(Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
4th Quarter, FY ended March 31, 2005	**(1)**	**(0.1)%**
4th Quarter, FY ended March 31, 2004	9	0.3%
Change	(11)	(0.4)points

During the period under review, CYBIRD continued to earn revenues from i-mode content distribution in Europe and worked on commissioned development of online games in China. Overseas sales amounted to ¥37 million.

(4) Technology-Related Business (KLab Inc.)

(Annual)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
FY ended March 31, 2005	**730**	**5.8%**
FY ended March 31, 2004	1,169	10.9%
Change	(438)	(5.1)points

(Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
4th Quarter, FY ended March 31, 2005	**—**	**—**
4th Quarter, FY ended March 31, 2004	410	13.3%
Change	(410)	(13.3)points

Since KLab Inc., CYBIRD's technology-related business company, is now an affiliate accounted for by the equity method, technology-related business is no longer included in consolidated net sales from the begging of the second half of the fiscal year under review. KLab posted sales of ¥730 million in the first half of the fiscal year under review.

3-4 Consolidated Income Statement

(1) Net Sales

Consolidated net sales increased ¥1,774 million, or 16.6% compared with the previous fiscal year, to ¥12,488 million, supported by favorable sales growth of our Mobile Content and Marketing Solution businesses.

(2) Cost of Sales

Cost of sales was ¥7,569 million, rising ¥1,790 million, or 31.0%, from the previous fiscal year. The cost percentage increased by 6.7 percentage points from the previous fiscal year to 60.6%. The principal reasons for the jump in the cost percentage were an increase in information fees in the Mobile Content Business due to the brand power of some Information providers and the use of media advertising and the existence of some low-margin products taken on because of the priority given to alliances with TV stations in the Marketing Solution Business. As a result, the gross profit margin for the fiscal year on a consolidated basis amounted to ¥4,918 million, down ¥16 million year on year, and gross profit margin was 39.4%. However, the brand and media power of content providers contributed strongly to continued sales growth by the Mobile Content Business and enabled a substantial reduction in advertising expenses and the number of high-margin commissioned development projects increased in Marketing Solution Business.

(3) Sales, General and Administrative Expenses ("SG&A expenses")

Major SG&A expenses were as follows;

(Annual) (Unit: Millions of yen, Round down)

	FY ended March 31, 2005	FY ended March 31, 2004	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**1,246**	1,340	(93)	(7.0)
Advertisement Expenses	**213**	469	(256)	(54.6)
Research and Development Expenses	**482**	570	(88)	(15.4)
Commission Paid	**1,512**	1,272	239	18.8
Others	**746**	687	59	8.6
Total	**4,200**	4,339	(139)	(3.2)

(Quarter) (Unit: Millions of yen, Round down)

	4th Quarter, FY ended March 31, 2005	4th Quarter, FY ended March 31, 2004	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**280**	332	(51)	(15.5)
Advertisement Expenses	**26**	51	(24)	(48.5)
Research and Development Expenses	**117**	129	(11)	(9.3)
Commission Paid	**428**	312	116	37.2
Others	**167**	120	46	38.8
Total	**1,021**	945	75	7.9

SG&A expenses for the fiscal year totaled ¥4,200 million, falling ¥139 million, or 3.2%, from the previous fiscal year. Although the removal of KLab Inc. from the scope of consolidation reduced SG&A expenses somewhat, an increase in subscription fees to wireless network operators due to growth of sales in Mobile Content Business, initial start-up costs for the expansion of the call center business of C&T Mobile Support Co., Ltd., and an increase in share-related commission fees due to the growth in the number of CYBIRD shareholders pushed up SG&A expenses. Nevertheless, overall costs were down thanks to ongoing planned cost-restraint efforts, such as reduction of advertising expenses. The SG&A expenses to net sales ratio, therefore, declined 7.0 percentage points, to 33.6%.

(4) Operating Income and Ordinary Income

As a result of the increase in the cost of sales percentage being absorbed by cutbacks in SG&A expenses, operating income amounted to ¥718 million, up ¥123 million, or 20.8% from the previous fiscal year. Ordinary income increased ¥124 million, or 20.9%, to ¥721 million. The increase could be mainly attributed to an improvement in the net contribution of non-operating income, such as subsidy income from affiliate companies, and non-operating expenses, such as expenses for stock splits.

(5) Net Income

Net income for the fiscal year under review amounted to ¥1,519 million, climbing ¥1,320 million, or 661.7% year on year. The jump in profitability can be attributed to extraordinary gains booked during the fiscal year, such as gain on sale of shares of KLab Inc. and a gain on change in equity in affiliate due to the third party allotment of new shares made by KLab Inc. These gains offset the extraordinary loss posted due to a loss on valuation of software.

3-5 Consolidated Balance Sheet

At the end of March 2005, total assets amounted to ¥12,067 million. Total liabilities were ¥3,462 million, minority interests were ¥506 million and shareholders' equity was ¥8,098 million.

Fixed assets (Investments and other assets) and total assets increase notably during the fiscal year under review due to the acquisition of shares of JIMOS CO., LTD., and AXISSOFT Corporation.

	FY ended March 31, 2005	FY ended March 31, 2004
Equity ratio (%)	**67.1**	77.3
Equity ratio on a market value basis (%)	**312.8**	342.3
Debt Redemption (years)	**0.7**	0.9
Interest Coverage Ratio (times)	**236.5**	62.9

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in the fiscal year.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3-6 Consolidated Cash Flow Statement

At the end of March 2005, cash and cash equivalents totaled ¥3,253 million, increasing by ¥71 million, or 2.3%, from the previous fiscal year. Conditions/contributing factors in each cash flow segment for the fiscal year under review are as follows.

(Cash flow from operating activities)

Cash flow from operating activities increased by ¥597 million compared with an increase of ¥313 million in the same period in the previous fiscal year. Positive factors included ordinary income of ¥721 million and depreciation of ¥310 million while negative factors were account receivables growth and income tax paid.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥1,029 million compared with a decrease of ¥1,013 million in the same period in the previous fiscal year. Proceeds from sales of shares of KLab Inc., increased cash flow but expenses for the purchase of shares of JIMOS CO., LTD., and AXISSOFT Corporation offset this increase.

(Cash flow from financing activities)

Cash flow from financing activities increased by ¥503 million compared with an increase of ¥1,167 million in the same period in the previous fiscal year. Proceeds from the payment for shares of C&T Mobile Support Co., Ltd., by minority shareholders and payment for shares of CYBIRD on exercise of stock options increased cash flow. The major expense was for the payment of dividends.

3-7 Earning Forecasts

In the fiscal year ending March 2006, in addition to expecting further growth in the Mobile Content and Marketing Solution businesses and new revenue from Commerce and Advertising business, CYBIRD is anticipating greater contribution to consolidated performance from C&T Mobile Co., Ltd., and AXISSOFT Corporation, which became consolidated subsidiaries in the previous fiscal year. Consequently, the Company forecasts consolidated net sales of ¥16,100 – 18,100 million, ordinary income of ¥1,200 – 1,500 million, and net income of ¥700 – 880 million. On a non-consolidated basis, the forecast is for net sales of ¥13,500 – 15,500 million, ordinary income of ¥850 – 1,150 million, and net income of ¥510 – 690 million. Planned revenues from strategic M&A have not been included in these forecasts.

We plan to issue an annual cash dividend of ¥167 per share with the stable dividend being our basic policy.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary Income	Net Income
FY ending March 2006	16,100 - 18,100	1,200 - 1,500	700 - 880

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary Income	Net Income
FY ending March 2006	13,500 – 15,500	850 – 1,150	510 - 690

The above-mentioned earnings forecasts for FY ending March 2006 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Capital Financing Through Market-Price Issues, Etc. and Capital Allocation Plans

In December 2000, CYBIRD raised ¥2,447 million in capital through a public offering in Japan and an international public offering made mainly in Europe. An amount equivalent to all of these proceeds of these issues was mainly invested in mobile-related software, research and development, and the repayment of debt during the period up to the fiscal year ended March 2002.

In December 2003, the Company raised ¥1,036 million through a third-party capital increase. An amount equivalent to these funds as well was mainly invested in mobile-related software, research and development, and the repayment of debt during the period up to the fiscal year ended March 2004.

CYBIRD has not made any issuance of new shares at market price.

5. Consolidated Financial Statements

5-1 Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

	March 31, 2005		March 31, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	3,468,402		3,182,036			
Bills and accounts receivable	3,341,895		2,851,467			
Marketable securities	50,000		-			
Inventories	62,733		18,677			
Deferred tax assets	165,156		134,266			
Others	144,548		155,702			
Allowance for doubtful accounts	(33,143)		(29,577)			
Total current assets	7,199,594	59.7	6,312,573	74.6	887,021	14.1
Property and equipment:						
Tangible fixed assets:						
Leasehold improvements	212,754		227,296			
Others	78,361		61,679			
Total tangible fixed assets	291,116	2.4	288,976	3.4	2,139	0.7
Intangible fixed assets:						
Software	705,869		492,019			
Software in progress	201,772		42,877			
Conso. adjustment accounts	328,922		28,498			
Others	4,661		1,960			
Total intangible fixed assets	1,241,225	10.3	565,356	6.7	675,869	119.5
Investment and other assets:						
Investment securities	2,680,857		323,333			
Long-term loan	-		53,250			
Deferred tax assets	220,337		296,034			
Deposit with landlord	374,769		480,572			
Others	62,321		214,519			
Allowance for doubtful accounts	(3,202)		(69,339)			
Total investment and other assets	3,335,083	27.6	1,298,370	15.3	2,036,712	156.9
Total property and equipment	4,867,424	40.3	2,152,703	25.4	2,714,721	126.1
Total	12,067,019	100.0	8,465,276	100.0	3,601,742	42.5

(Unit: Thousands of yen, Round down)

	March 31, 2005		March 31, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,289,920		733,972			
Short-term debt	146,496		181,384			
Current portion of long-term debt	74,836		-			
Current portion of corporate bonds	50,000		-			
Accrued expenses	541,292		340,485			
Accrued income taxes	874,905		137,601			
Accrued consumption taxes	45,422		40,423			
Bonus payment reserve	142,815		166,060			
Others	108,282		64,952			
Total current liabilities	3,273,971	27.1	1,664,879	19.7	1,609,091	96.6
Long-term liabilities:						
Corporate bonds	100,000		-			
Long-term debt	55,874		94,940			
Reserve for employee's retirement benefits	32,291		-			
Total Long-term liabilities	188,165	1.6	94,940	1.1	93,225	98.2
Total liabilities	3,462,136	28.7	1,759,819	20.8	1,702,316	96.7
Minority interests:						
Minority interests	506,632	4.2	158,505	1.9	348,127	219.6
Shareholders' Equity:						
I Common stock	3,267,415	27.1	3,156,427	37.3	110,987	3.5
II Additional paid-in capital	3,324,110	27.5	3,213,123	37.9	110,987	3.5
III Retained earnings	1,663,353	13.8	177,400	2.1	1,485,953	837.6
IV Unrealized gain in available-for-sale securities	(156,630)	(1.3)	-	-	(156,630)	(100.0)
Total shareholders' equity	8,098,249	67.1	6,546,951	77.3	1,551,298	23.7
Total	12,067,019	100.0	8,465,276	100.0	3,601,742	42.5

5-2 Consolidated Income Statements

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)		FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	12,488,383	100.0	10,713,971	100.0	1,774,412	16.6
Cost of Sales	7,569,874	60.6	5,779,444	53.9	1,790,429	31.0
Gross Profit	4,918,508	39.4	4,934,526	46.1	(16,017)	(0.3)
Sales, general and administrative Expenses	4,200,456	33.6	4,339,966	40.6	(139,510)	(3.2)
Operating Income	718,052	5.8	594,559	5.5	123,492	20.8
Non-operating income	26,975	0.2	27,038	0.3	(62)	(0.2)
Interest income	1,667		1,855			
Dividend earned	-		4,200			
Commission fees	9,600		-			
Grant money	9,452		17,594			
Damage compensation income	3,300		-			
Others	2,955		3,389			
Non-operating expenses	23,837	0.2	25,167	0.2	(1,329)	(5.3)
Interest expenses	2,409		5,438			
Share issue expense	94		6,132			
Stock split expense	7,326		-			
Equity in net losses of an affiliate	10,932		12,248			
Others	3,075		1,348			
Ordinary Income	721,189	5.8	596,430	5.6	124,759	20.9
Extraordinary profit	1,917,748	15.3	89,703	0.8	1,828,045	2037.9
Profit on sale of investment securities	50,000		-			
Equity in net gain of an affiliate	1,800,487		89,703			
Dilution gain	67,261		-			
Extraordinary loss	251,758	2.0	374,454	3.5	(122,696)	(32.8)
Loss on sales of tangible fixed assets	34,317		8,402			
Appraisal loss on investment securities	33,309		126,666			
Impairment loss on software	44,781		48,401			
Write-down of consolidation adjustment account	28,498		-			
Lease cancellation fees	-		10,905			
Loss on change in ownership ratio	-		223			
Office moving expenses	-		110,516			
Restructuring expenses	77,798		-			
Allowance for doubtful accounts	-		69,339			
Bad debt loss	33,052		-			
Income Before Income (loss) Taxes and Minority Interests	2,387,179	19.1	311,678	2.9	2,075,501	665.9
Income Taxes	897,138	7.2	140,791	1.3	756,347	537.2
Income Taxes in prior years	-	-	27,703	0.2	(27,703)	(100.0)
Prior year adjustments of income taxes	4,048	0.0	(95,153)	(0.9)	99,201	104.3
Gain (Loss) on minority interests	(33,806)	(0.3)	38,820	0.4	(72,626)	(187.1)
Net Income (Loss)	1,519,799	12.2	199,516	1.9	1,320,282	661.7

Sales by Operations

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)		FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	8,239,947	66.0	7,179,970	67.0	1,059,976	14.8
Marketing Solution Business	3,480,693	27.9	2,319,123	21.7	1,161,570	50.1
International Business	37,334	0.3	45,580	0.4	(8,246)	(18.1)
Technology-Related Business	730,408	5.8	1,169,296	10.9	(438,887)	(37.5)
Total	12,488,383	100.0	10,713,971	100.0	1,774,412	16.6

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly business of our affiliate KLab Inc.

5-3 Consolidated Statement of Shareholders' Equity

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)		FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)	
	thousands of yen		thousands of yen	
Additional paid-in capital:				
I Balance at the beginning of period		3,213,123		2,642,116
II Increase in additional paid-in capital				
1. Increase due to share issuance	110,987	110,987	571,006	571,006
III Balance at the end of period		3,324,110		3,213,123
Retained earnings:				
I Balance at the beginning of period		177,400		(22,116)
II Increase in retained earnings				
1. Net income	1,519,799	1,519,799	199,516	199,516
III Decrease in retained earnings				
1. Dividends payment	33,846	33,846	-	-
IV Balance at the end of period		1,663,353		177,400

5-4 Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	2,387,179	311,678
Depreciation and amortization	310,602	344,878
Write-down of consolidation adjustment account	28,498	14,249
Restructuring expenses	45,905	-
Increase (decrease) in bonus payment reserve	(12,162)	74,129
Increase in allowance for doubtful accounts	35,172	66,815
Interests and dividend earned	(1,667)	(6,055)
Interest expenses	2,409	5,438
Equity in net earnings (losses) of an affiliate	10,932	12,248
Proceeds from investment securities	(50,000)	(89,703)
Appraisal loss on investment securities	33,309	126,666
Gain on sales of investments in affiliate	(1,800,487)	-
Loss on disposal of properties	34,317	-
Gain (loss) on change of equity	(67,261)	223
Impairment of software	44,781	48,401
(Increase) decrease in accounts receivable	(733,038)	(331,678)
(Increase) decrease in inventories	(43,293)	44,065
Increase (decrease) in accounts payable	380,532	309,978
Increase (decrease) in accrued expenses	83,306	(120,884)
Others	83,334	55,139
Total	772,371	865,591
Interests and dividends received	1,667	6,055
Interest paid	(2,526)	(4,985)
Income tax paid	(174,055)	(553,194)
Cash flow from operating activities	597,457	313,467
Investing activities:		
Expenditures for property and equipment	(46,178)	(244,220)
Expenditures for intangible fixed assets	(324,544)	(440,696)
Expenditures for investment securities	(2,435,860)	-
Proceeds from investment securities	100,000	108,000
Expenditures for purchase of stocks of subsidiaries changing consolidation scope	(11,863)	-
Proceeds from sales of shares of subsidiaries changing consolidation scope	1,889,108	-
Expenditures for investment in subsidiaries	(319,641)	(62,101)
Expenditures for short-term lending	-	(95,000)
Proceeds from short-term lending	55,000	-
Expenditures for deposits with landlord	(1,886)	(471,915)
Proceeds from deposits with landlord	65,898	212,514
Others	650	(20,232)
Cash flow from investing activities	(1,029,315)	(1,013,652)
Financing activities:		
Proceeds from short-term debt	270,000	525,000
Repayment of short-term debt	(150,266)	(662,400)
Proceeds from long-term debt	-	140,000
Repayments of long-term debt	(25,140)	(6,444)
Expenditures for repayment of long-term amortization payment	-	(17,575)
Proceeds from issuance of new shares	221,975	1,142,016
Proceeds from subscription for stock by minority shareholders	220,500	46,965
Dividends payment	(33,303)	-
Cash flow from financing activities	503,766	1,167,562
Foreign currency translation adjustment	38	711
Net increase (decrease) in cash and cash equivalents	71,947	468,088
Cash and cash equivalents at the beginning of period	3,182,036	2,713,947
Cash and cash equivalents at the end of period	3,253,984	3,182,036

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 3 Names of Consolidated Companies: C&T Mobile Support Co., Ltd. GiGAFLOPS Japan Inc. AXISSOFT Corporation K Laboratory Co., Ltd., which was included in the scope of consolidated in the previous fiscal year, changed its name to KLab Inc. effective November 1, 2004. Because of the sale of shares of KLab, the company has been removed from the scope of consolidation commencing with the interim period, and accounted for as an affiliate using the equity method. DMOVE Co., Ltd., was also removed from the scope of consolidation starting with the third quarter under review. Since CYBIRD's ownership ratio declined as a result of the issue of new shares by DMOVE, CYBIRD began accounting for the company as an affiliate using the equity method. Established during the interim period, C&T Mobile Support Co., Ltd., has been newly included in the scope of consolidation. Since the shares of AXISSOFT Corporation were acquired, the company was included in the scope of consolidation for the fiscal year under review. However the date of acquisition has been deemed to be CYBIRD's fiscal year end. Consequently, AXISSOFT was only included in the consolidated balance sheets. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 2 KLab Inc. (K Laboratory Co., Ltd. changed its name to KLab Inc. effective November 1, 2004) DMOVE Co., Ltd. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable
3. Account date of Consolidated Subsidiaries	Accounting periods for consolidated subsidiaries are consistent with those of CYBIRD.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this quarter, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise

	Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 to 5 years.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast. c. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the fiscal year based on the expected retirement benefits obligations as of the end of the fiscal year..
(4) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(6) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(7) Method of Hedge Accounting	a. Method of Hedge Accounting We have entered into special treatment for interest rate swaps. b. Hedge Method and Hedge Target Hedge Method: Interest rate swap Hedge Target: Debt c. Hedge Policy We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk. d. Method to Measure Hedge Effectiveness We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment.
(8) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Consolidated Assets and	Mark-to-market

Liabilities Valuation	
6. Consolidated Adjustment Account Amortization	Equal amortization based on a period expected accessing the effectiveness of investment.
7. Distribution of Net Profit	Figures are calculated based on the fixed profit distribution during the fiscal year.
8. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash (cash and cash equivalents) in the consolidated cash flow statements consists of cash on hand and bank deposits, as well as easily convertible short-term investment newly acquired during the fiscal year under review, which shall have small risk of fluctuation in its value and fall due within three months from the date of acquisition.

Notes

Notes for Consolidated Balance Sheet

(Millions of yen: round down)

	March 31, 2005		March 31, 2004	
1. Accumulated depreciation of tangible fixed assets		179		133
2. Number of shares issued and outstanding	Common Stock	206,247	Common Stock	67,692
3. Investment securities for affiliate companies	Stock	161		-

Notes for Consolidated Income Statements

(Millions of yen: round down)

	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)		FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
1. Sales, general and administrative expenses	Advertisement & general publicity expenses	213	Advertisement & general publicity expenses	469
	Allowance for doubtful accounts	36	Allowance for doubtful accounts	29
	Compensation paid to directors and statutory auditors	277	Compensation paid to directors and statutory auditors	319
	Employees' salaries	776	Employees' salaries	818
	Welfare expenses	119	Welfare expenses	129
	Charge in bonus payment reserve	72	Charge in bonus payment reserve	73
	Traveling and transportation expenses	90	Traveling and transportation expenses	104
	R&D	482	R&D	570
	Charge and commission	1,512	Charge and commission	1,272
2. Total research and development		482		570
3. Extraordinary loss	(Restructuring losses)		(Office relocation)	
	Disposal expenses for Higashi Totsuka Center		Loss on retirement of building	49
	Loss on retirement of equipment	12	Loss on retirement of equipment	3
	Removal cost	20	Renovation expense	37
	Closure expenses for Holland office		Lease cancellation	10
	Loss on retirement of equipment	5	Moving cost	8
	Removal cost	8	Others	1
	Closure expenses for Shanghai office			
	Loss on retirement of equipment	0		
	Removal cost	2		
	Subsidiary's severance payments	26		

Notes for Consolidated Cash Flow Statements

(Millions of yen: round down)

	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)		FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
1. Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and deposit accounts	3,468	Cash and deposit accounts	3,182
	Securities	50	Cash and cash equivalents	3,182
	Total	3,518		
	Fixed deposit over three months left	(264)		
	Cash and cash equivalents	3,253		
	Main breakdown of assets and liabilities of new subsidiary due to the acquisition of its shares in the period			
	AXISSOFT Corporation			
	Current assets	823		
	Property and equipment	519		
	Total assets	1,343		
	Current liabilities	605		
	Long-term liabilities	189		
	Total liabilities	794		
	Main breakdown of assets and liabilities of the company ceased to be a consolidated subsidiary due to the sale of its shares in the period			
	KLab Inc. (As of November 1, 2004, K Laboratory changed its name to KLab Inc.)			
	Current assets	607		
	Property and equipment	302		
	Total assets	909		
	Current liabilities	457		
	Long-term liabilities	68		
	Total liabilities	525		

Lease related

(Round down)

	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)				FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004)			
Finance lease transactions, with which the ownership is not transferred to the lessee 1.Pro forma Acquisition cost, Accumulated depreciation and equivalent balance of the leased property	(millions of yen)				(millions of yen)			
		Acquisition cost	Accumulated depreciation	Balance		Acquisition cost	Accumulated depreciation	Balance
	Building	-	-	-	Building	29	6	22
	Equipments	552	211	341	Equipments	848	421	427
	Software	20	9	11	Software	29	11	17
	Total	573	220	352	Total	877	433	444
2.Pro forma equivalent balance of	Due within 1 year	154 million yen			Due within 1 year	178 million yen		
	Due after 1 year	222 million yen			Due after 1 year	289 million yen		
	Total	376 million yen			Total	468 million yen		

unexpired lease expenses		
3.Lease expenses, pro forma equivalent depreciation and interest expense	Lease expenses 207 million yen Depreciation expenses 191 million yen Interest expenses 22 million yen	Lease expenses 225 million yen Depreciation expenses 211 million yen Interest expenses 23 million yen
4.Computation method for pro forma equivalent deprecation	Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	Same as on the left
5. Computation method for pro forma equivalent interest	Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	Same as on the left
Operating lease transaction	Unexpired lease expenses Due within 1 year 321 million yen Due after 1 year 329 million yen Total 651 million yen	Unexpired lease expenses Due within 1 year 416 million yen Due after 1 year 872 million yen Total 1,289 million yen

Securities

Current fiscal year (from April 1, 2004 to March 31, 2005)

1. Securities with market quotations

Other securities (Millions of yen, round down)

		Acquisition value	Book value	Difference
Value of consolidated balance sheet is over acquisition costs	-	-	-	-
Value of consolidated balance sheet is under acquisition costs	Shares	2,407	2,250	156

If the securities' market value decrease by more than 50%, the potential for recovery is regarded zero and reappraisal should be done automatically. If the securities' market value decrease by more than 30% and less than 50%, the decision whether to reappraise or not is made based on the potential for recovery.

2. Other Securities sold during this fiscal year

(Millions of yen, round down)

Sale value	Total gain on sales of securities	Total loss on sales of securities
100	50	-

3. Securities without market quotations

Other securities (Millions of yen, round down)

	Book value
Money Management Fund	50
Unlisted shares	28
Unlisted bonds	240

Previous fiscal year (From April 1, 2003 to March 31, 2004)

1. Securities with market quotations

Other securities (Millions of yen, round down)

	Acquisition value	Book value	Difference
Other securities	273	273	-

If the securities' market value decrease by more than 50%, the potential for recovery is regarded zero and reappraisal should be done automatically. If the securities' market value decrease by more than 30% and less than 50%, the decision whether to reappraise or not is made based on the potential for recovery. There are no reappraisal securities in this period.

2. Other Securities sold during this fiscal year

(Millions of yen, round down)

Sale value	Total gain on sales of securities	Total loss on sales of securities
-	-	-

3. Securities without market quotations

Other securities

(Millions of yen, round down)

	Book value
Unlisted shares (except OTC shares)	50

Derivative related conditions of arrangement

<table>
<tr><th>FY ended March 31, 2005
(from April 1, 2004 to March 31, 2005)</th><th>FY ended March 31, 2004
(from April 1, 2003 to March 31, 2004)</th></tr>
<tr><td>1. Derivative Arrangement
Derivative arrangements are only interest rate swaps.
2. Policy for Derivative Arrangement
Derivative arrangement is aimed at mitigating risks due to the change in future interest rate, and we will not enter into speculative arrangements.
3. Objective of Derivative Arrangement
Derivative arrangements are utilized to mitigate the fluctuation risk due to interest rate increase for the interest-bearing debts in the future money market. Hedge accounting based on the derivative arrangement is adopted.
Method of Hedge Accounting
We have entered into special treatment for interest rate swaps.
Hedge Method and Hedge Target
Hedge Method: Interest rate swap
Hedge Target: debt
Hedge Policy
We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk.
Method to Measure Hedge Effectiveness
We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment.
4. Risks related to the Arrangement
We believe that interest rate swaps bear almost no risk due to the change in market interest rate.
5. Risk Control Mechanism for the Arrangement
Upon approval, treasury department executes and manages the derivative arrangements following the internal rule which specifies transaction authority and transaction limits.</td><td>Same as on the left</td></tr>
</table>

Pension related

FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

1. Summary of Retirement Benefit System Applied

Certain of the domestic consolidated subsidiaries used a fixed benefit system in which a defined benefit plan is applied.

2. Retirement Benefit Obligations

(Unit: thousands of yen)

	Consolidated FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
Retirement benefit obligations	(32,291)
Allowance for retirement benefits	(32,291)

Note: The calculation of retirement benefit obligations is done on a simple annual basis

3. Retirement Benefit Expenses

For certain of the above domestic consolidated subsidiaries, the date of acquisition has been deemed to be CYBIRD's fiscal year end. Consequently, they are only included in the consolidated balance sheets. These subsidiaries, therefore, incurred no retirement benefit expenses for the fiscal year under review.

FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

N/A

Tax accounting related

(Round down)

	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)		FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
Major items determining deferred tax assets	**Deferred Tax Assets (Current assets)** (millions of yen, round down)		**Deferred Tax Assets (Current assets)** (millions of yen, round down)	
	Unrecognized losses on doubtful accounts	34	Unrecognized losses on doubtful accounts	38
	Unrecognized enterprise tax payable	78	Unrecognized enterprise tax payable	15
	Amounts exceeding allowable provision to bonus reserve	58	Amounts exceeding allowable provision to bonus reserve	67
	Others	7	Others	12
	Total	180	Total	134
	Evaluation reserve	(14)	Evaluation reserve	–
	Total	165	Total	134
	Deferred Tax Assets (Fixed assets)		**Deferred Tax Assets (Fixed assets)**	
	Excess of software expenses	248	Excess of software expenses	231
	Unrecognized appraisal amounts of investment securities	9	Excess of allowance for doubtful account	14
	Unrecognized allowance for retirement benefits	12	Unrecognized appraisal amounts of investment securities	51
	Allowable deferred losses	330	Allowable deferred losses	37
	Others	6	Others	2
	Total	607	Total	338
	Evaluation reserve	(387)	Evaluation reserve	(42)
	Total	220	Total	296
Major items that are the principal cause of the difference between the legal corporate tax rate and the effective corporate tax rate after taking into account deferred taxes.	Legal corporate tax rate	41.0%	Legal corporate tax rate	42.0%
	Entertainment expenses and other items that cannot be expensed	0.9%	Entertainment expenses and other items that cannot be expensed	8.6%
	Local tax on per capita basis	0.4%	Local tax on per capita basis	3.5%
	Corporate tax reduction	(4.4%)	Corporate tax reduction	(12.0%)
	Investment loss on an affiliate allocated for by the equity method	0.2%	Prior year adjustment of income tax	(13.6%)
	Increase in evaluation reserve	1.5%	Prior year corporate tax	0.8%
	Others	(1.8%)	Investment loss on an affiliate allocated for by the equity method	(7.2%)
	Effective corporate tax rate after tax effect accounting adjustments	37.8%	Unrealized profit	(6.8%)
			Increase in evaluation reserve	7.0%
			Others	1.2%
			Effective corporate tax rate after tax effect accounting adjustments	23.5%

Segment information

1. Business segment information

FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005) and FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

N/A

The principle businesses of the Company and its consolidated subsidiaries are a mobile contents related business including content distribution via mobile phones and PHS and series of technology development of contents/service provider system. A description of these business is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic segment information

FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005) and FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

N/A

Description is omitted, because the amount of domestic sales accounts for more than 90% of consolidated sales.

3. Overseas sales

FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005) and FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

N/A

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

Transactions with Related Parties

FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

Category	Company	Address	Capital (Mill.of yen)	Business or Occupation	Percentage Ownership of CYBIRD Voting Rights (Indirect)	Inter-Relationships		Transactions	Transaction amount (Thousands of yen)	Item	Fiscal-year-end Balance (Thousands of yen)
						Joint Director-ships	Business				
Affiliate	Klab Inc.	Minato-ku, Tokyo	524	Information Technology	18.56 (-)	Director of CYBIRD	-	Content distribution software lease	41,295	Accounts payable	31,493
								Commissioned business	18,176	Accounts payable	12,958
								Software purchase	90,475	Accrued expenses	94,998

FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

N/A

(Per Share Data)

(Round down)

	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
1. Shareholders' Equity per Share	39,264 yen	96,716 yen
2. Net income per share	7,435 yen	3,080 yen
3. Net income per share (diluted)	7,368 yen	3,061 yen
	A three-for-one stock split was implemented on November 19, 2004. If the stock split were applied to the previous fiscal year figures, the per share data for the previous fiscal year would be as follows; Shareholders' equity per share 32,238 yen Net income per share 1,026 yen Net income per share (diluted) 1,020 yen	-

Note: The basis for calculating net income per share and net income per share (diluted) are as follows.

	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
Net Income Per Share		
Net income (thousands of yen)	1,519,799	199,516
Amount not related to common stock	-	-
Net income related to common stock (thousands of yen)	1,519,799	199,516
Average number of common shares for period (shares)	204,398	64,767
Net Income Per Share(Diluted)		
Net income before dilution (thousands of yen)	-	-
Additional number of common shares	1,870	394
(Stock options)	(1,870)	(394)
Outline of residual securities that don't have dilution effect	-	-

6. Consolidated Financial Statements

6-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	March 31, 2005		March 31, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	3,468,402		3,182,036			
Bills and accounts receivable	3,341,895		2,851,467			
Marketable securities	50,000		-			
Inventories	62,733		18,677			
Deferred tax assets	165,156		134,266			
Others	144,548		155,702			
Allowance for doubtful accounts	(33,143)		(29,577)			
Total current assets	7,199,594	59.7	6,312,573	74.6	887,021	14.1
Property and equipment:						
Tangible fixed assets:						
Leasehold improvements	212,754		227,296			
Others	78,361		61,679			
Total tangible fixed assets	291,116	2.4	288,976	3.4	2,139	0.7
Intangible fixed assets:						
Software	705,869		492,019			
Software in progress	201,772		42,877			
Conso. adjustment accounts	328,922		28,498			
Others	4,661		1,960			
Total intangible fixed assets	1,241,225	10.3	565,356	6.7	675,869	119.6
Investment and other assets:						
Investment securities	2,680,857		323,333			
Long-term loan	-		53,250			
Deferred tax assets	220,337		296,034			
Deposit with landlord	374,769		480,572			
Others	62,321		214,519			
Allowance for doubtful accounts	(3,202)		(69,339)			
Total investment and other assets	3,335,083	27.6	1,298,370	15.3	2,036,712	156.9
Total property and equipment	4,867,424	40.3	2,152,703	25.4	2,714,721	126.1
Total	12,067,019	100.0	8,465,276	100.0	3,601,742	42.5

(Unit: Thousands of yen, Round down)

	March 31, 2005		March 31, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,289,920		733,972			
Short-term debt	146,496		181,384			
Current portion of long-term debt	74,836		-			
Current portion of corporate bonds	50,000		-			
Accrued expenses	541,292		340,485			
Accrued income taxes	874,905		137,601			
Accrued consumption taxes	45,422		40,423			
Bonus payment reserve	142,815		166,060			
Others	108,282		64,952			
Total current liabilities	3,273,971	27.1	1,664,879	19.7	1,609,091	96.6
Long-term liabilities:						
Corporate bonds	100,000		-			
Long-term debt	55,874		94,940			
Reserve for employee's retirement benefits	32,291		-			
Total Long-term liabilities	188,165	1.6	94,940	1.1	93,225	98.2
Total liabilities	3,462,136	28.7	1,759,819	20.8	1,702,316	96.7
Minority interests:						
Minority interests	506,632	4.2	158,505	1.9	348,127	219.6
Shareholders' Equity:						
I Common stock	3,267,415	27.1	3,156,427	37.3	110,987	3.5
II Additional paid-in capital	3,324,110	27.5	3,213,123	37.9	110,987	3.5
III Retained earnings	1,663,353	13.8	177,400	2.1	1,485,953	837.6
IV Unrealized gain in available-for-sale securities	(156,630)	(1.3)	-	-	(156,630)	(100.0)
Total shareholders' equity	8,098,249	67.1	6,546,951	77.3	1,551,298	23.7
Total	12,067,019	100.0	8,465,276	100.0	3,601,742	42.5

6-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)		4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	3,364,024	100.0	3,087,617	100.0	276,406	9.0
Cost of Sales	2,008,709	59.7	1,723,560	55.8	285,149	16.5
Gross Profit	1,355,314	40.3	1,364,057	44.2	(8,742)	(0.6)
Sales, general and administrative Expenses	1,021,034	30.4	945,954	30.7	75,079	7.9
Operating Income	334,280	9.9	418,102	13.5	(83,822)	(20.1)
Non-operating income	4,565	0.1	19,443	0.6	(14,877)	(76.5)
Non-operating expenses	11,131	0.3	7,905	0.2	3,225	40.8
Ordinary Income	327,714	9.7	429,640	13.9	(101,925)	(23.7)
Extraordinary profit	50,000	1.5	89,703	2.9	(39,703)	(44.3)
Extraordinary loss	135,225	4.0	265,170	8.6	(129,944)	(49.0)
Income Before Income (loss) Taxes and Minority Interests	242,489	7.2	254,173	8.2	(11,684)	(4.6)
Income Taxes	62,997	1.9	118,475	3.8	(55,478)	(46.8)
Income Taxes in prior years	-	-	109	0.0	(109)	-
Prior year adjustments of income taxes	23,844	0.7	(85,867)	(2.8)	109,711	-
Gain (Loss) on minority interests	(8,957)	(0.3)	17,476	0.6	(26,434)	(151.3)
Net Income (Loss)	164,605	4.9	203,979	6.6	(39,374)	(19.3)

Sales by Operations

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)		4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	2,253,572	67.0	1,933,492	62.6	320,079	16.6
Marketing Solution Business	1,112,006	33.1	734,248	23.8	377,758	51.5
International Business	(1,554)	(0.1)	9,570	0.3	(11,125)	(116.2)
Technology-Related Business	-	-	410,306	13.3	(410,306)	(100.0)
Total	3,364,024	100.0	3,087,617	100.0	276,406	9.0

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly business of our affiliate KLab Inc.

6-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)	4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	3,292,328	3,208,136
II Increase in additional paid-in capital		
1. Increase due to share issuance	31,781	4,987
III Balance at the end of period	3,324,110	3,213,123
Retained earnings:		
I Balance at the beginning of period	1,498,748	(26,579)
II Increase in retained earnings		
1. Net income	164,605	203,979
III Decrease in retained earnings		
1. Dividends payment	-	-
IV Balance at the end of period	1,663,353	177,400

6-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)	4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	242,489	254,173
Depreciation and amortization	74,664	86,946
Write-down of consolidation adjustment account	-	3,562
Restructuring expenses	45,905	-
Increase (decrease) in bonus payment reserve	40,967	73,474
Increase (decrease) in allowance for doubtful accounts	867	67,379
Interests and dividend earned	(420)	(421)
Interest expenses	27	1,172
Equity in net earnings (losses) of an affiliate	14,379	12,248
Proceeds from investment securities	(50,000)	(89,703)
Appraisal loss on investment securities	-	126,666
Loss on disposal of properties	19,109	48,401
Gain (loss) on change of equity	(67,261)	223
(Increase) decrease in accounts receivable	(375,755)	(321,862)
(Increase) decrease in inventories	(2,550)	28,937
Increase (decrease) in accounts payable	106,991	215,395
Increase (decrease) in accrued expenses	167,361	(116,985)
Others	116,436	(16,694)
Total	333,213	372,913
Interests and dividends received	822	1,491
Interest paid	(27)	(1,227)
Income tax paid	761	(2,084)
Cash flow from operating activities	334,770	371,092
Investing activities:		
Expenditures for property and equipment	(6,308)	(12,088)
Expenditures for intangible fixed assets	(94,351)	(73,987)
Expenditures for investment securities	(2,432,660)	-
Proceeds from investment securities	100,000	108,000
Expenditures for purchase of stocks of subsidiaries changing consolidation scope	(11,863)	-
Proceeds from short-term lending	53,250	-
Expenditures for deposits with landlord	(400)	(59,644)
Proceeds from deposits with landlord	(5,684)	2,075
Others	(2,701)	(1,818)
Cash flow from investing activities	(2,400,719)	(37,463)
Financing activities:		
Proceeds from short-term debt	-	27,000
Repayment of short-term debt	-	(63,900)
Proceeds from long-term debt	-	140,000
Repayments of long-term debt	(624)	(6,444)
Proceeds from issuance of new shares	63,563	16,040
Proceeds from subscription for stock by minority shareholders	-	46,965
Dividends payment	(49)	-
Others	-	1,872
Cash flow from financing activities	62,890	161,533
Foreign currency translation adjustment	40	(24)
Net increase (decrease) in cash and cash equivalents	(2,285,341)	495,139
Cash and cash equivalents at the beginning of period	5,530,462	2,686,897
Cash and cash equivalents at the end of period	3,253,984	3,182,036

7. Stock Information

7-1 Authorized Shares

270,000 shares (as of March 31, 2005)

7-2 Number of Shares Issued and Outstanding

206,247 shares (as of March 31, 2005)

7-3 Fully Diluted Shares

217,326 shares* (as of March 31, 2005)

*Including 11,079 potential shares from unexercised stock options

7-4 Number of Shareholders

10,679 (as of March 31, 2005)

7-5 Principal Shareholders (as of March 31, 2005)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Voting Rights
Kazutomo Robert Hori	27,354	13.26	—	—
Yosuke Iwai	11,142	5.40	—	—
Omron Corporation	10,800	5.23	—	—
Omron Finance Co., Ltd.	10,680	5.17	—	—
Japan Securities Finance Co., Ltd.	9,657	4.68	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	9,104	4.41	—	—
Nippon Television Corporation Network	7,500	3.63	—	—
Raumuzu Co., Ltd.	7,130	3.45	—	—
IMAGICA Corp.	7,050	3.41	—	—
Nobuo Kurakazu	7,000	3.39	—	—

7-6 Distribution of Shareholders (as of March 31, 2005)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	8	24	104	20	10,523	10,679
Shares owned (Shares)	0	27,635	3,272	51,405	12,702	111,233	206,247
Percentage of shares (%)	0.00	13.40	1.59	24.92	6.16	53.93	100.00

7-7 Specified Minority Shareholders' Interest (as of March 31, 2005)

108,407 shares (52.56%) *Total of 10 major shareholders' and remaining directors' interest

7-8 Floating Shares (as of March 31, 2005)

50,429 shares (24.45%) *Interest of shareholders holding less than 50 shares

7-9 Shares owned by Investment Trusts (as of March 31, 2005)

17,738 shares (8.60%)

7-10 Shares owned by Pension Funds (as of March 31, 2005)

9 shares (0.00%)

7-11 Shares owned by Directors (as of March 31, 2005)

39,486 shares (19.15%)

7-12 Shares Issued and Paid-in Capital (as of March 31, 2005)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
June 30, 2002 (Apr. 1 – Jun. 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
September 30, 2002 (Jul. 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1, No. 2 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
November 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
December 31, 2002 (Oct. 1 – Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥ 83,333
March 31, 2003 (Jan. 1 - Mar. 31)	75	63,519	6,250	2,585,417	6,250	2,642,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30, 2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
December 18, 2003	3,600	67,239	518,468	3,113,885	518,464	3,170,580	Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors Issue Price ¥288,037, Capitalization ¥144,019 Excess over Par ¥144,018
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30)	531	68,363	60,051	3,230,710	-2,363,965 (Note 1)	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357
November 19, 2004	136,726	205,089	-	3,230,710	-	863,389	Stock split (1:3)
December 31, 2004 (Oct.1-Dec.31)	150	205,239	4,923	3,235,633	4,923	868,312	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
March 31, 2005 (Jan.1-Mar.31)	1,008	206,247	31,781	3,267,415	31,781	900,094	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004.
Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

7-13 Stock Options (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000) (Note 1)

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares		
49 Employees	126 Shares	
Total	126 Shares	(Note 2)
* Exercise Price	¥666,667	(Note 3)
* Exercise Period	From September 1, 2002 to August 31, 2005	

(3) Stock Option No.3 (Approved on June 28, 2001) (Note 4)

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 5)
* Exercise Price	¥276,334	(Note 6)
* Exercise Period	From September 1, 2004 to August 31, 2008	

(5) Stock Option No.5 (Approved on June 27, 2003)

* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 7)
* Exercise Price	¥550,723	(Note 8)
* Exercise Period	From September 1, 2005 to August 31, 2009	

(6) Stock Option No.6 (Approved on June 29, 2004)

* Grantees and Granted Shares		
6 Directors	3,069 Shares	
34 Employees	1,731 Shares	
Total	4,800 Shares	(Note 9)
* Exercise Price	¥172,000	
* Exercise Period	From September 1, 2006 to August 31, 2010	

(Note 1) Since the exercise period ended on February 28, 2005, this item has been omitted.

(Note 2) The number of potential but non-issued shares, as of March 31, 2005, was adjusted to 48 shares due to stock splits implemented on August 24, 2001, November 15, 2002 and November 19, 2004, exercising stock option and the retirement of employees.

(Note 3) The exercise price was adjusted to ¥55,556, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002 and November 19, 2004.

(Note 4) Since there are no remaining unexercised stock options, this item has been omitted.

(Note 5) The number of potential but non-issued shares, as of March 31, 2005, was adjusted to 1,608 shares due to stock splits implemented on November 19, 2004, exercising stock option and the retirement of employees.

(Note 6) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.

(Note 7) The number of potential but non-issued shares, as of March 31, 2005, was adjusted to 4,710 shares due to stock splits implemented on November 19, 2004 and the retirement of employees.

(Note 8) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.

(Note 9) The number of potential but non-issued shares, as of March 31, 2005, was adjusted to 4,713 shares due to the retirement of employees.

7-14 Common Stock held in treasury

N/A

7-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

8. Others

8-1 Significant Subsequent Events after the End of the Interim Period

N/A

8-2 Employees

(as of March 31, 2005)

	Mobile Content	Marketing Solution	Technology Department (*1)	EC (e-commerce) (*2)	Inter-national Business	Strategic Technology Planning	Media Develop.	Administrative Division (*3)	CYBIRD Total (*4)	C&T Mobile Support	AXISSOFT Corporation (*5)
Number of Employees (persons)	93	44	16	-	6	3	22	31	215	183	99
Change from Previous year(persons)*	-15	+12	+16	-6	0	-2	-6	+1	0	183	99
Average Age	-	-	-	-	-	-	-	-	29.7	27.4	32.6
Average Length of Service (year)	-	-	-	-	-	-	-	-	2.1	0.4	4.3

(*1) Effective October 1, 2004, the technology development sections of each department were integrated into the new Technology department.

(*2) Effective November 1, 2004, the EC (e-commerce) Business was integrated into the Marketing Solution Business.

(*3) The Administrative Division includes Human Resources, Legal & Corporate Affairs, Office of CEO, Finance, Corporate Planning, Public and Investor Relations, Information System Service and Internal Auditing departments.

(*4) One employee of CYBIRD appointed as a director of C&T Mobile Support and 6 employees seconded from CYBIRD to C&T Mobile Support are not included in the number of CYBIRD employees. Furthermore, one employee appointed as a director of another Group company and one employee seconded to a company outside the Group are not included in the number of CYBIRD employees.

(*5) AXISSOFT Corporation is included in the scope of consolidation commencing with the fiscal year under review.

8-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

8-4 Primary Lender/ Bond (as of March 31, 2005)

(1) CYBIRD Co., Ltd.

N/A

(2) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	4,176
Total	4,176

(3) AXISSOFT Corporation (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	147,000
The Bank of Tokyo-Mitsubishi, Ltd.	28,000
UFJ Bank Limited	33,180
Resona Bank, Limited.	30,000
The Shoko Chukin Bank	34,850
Total	273,030

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
No.1 Unsecured Corporate Bond	80,000
No.2 Unsecured Corporate Bond	70,000
Total	150,000

8-5 Board of Directors and Auditors **(as of March 31, 2005)**

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	Senior Vice President (part time) of KLab Inc.
Executive Vice President	Tatsuya Kato	
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure
Executive Vice President	Yosuke Iwai	Senior Vice President (part time) of GiGAFLOPS Japan Inc.
Executive Vice President	Kenichiro Nakajima	Senior Vice President (part time) of C&T Mobile Support Co., Ltd.
Senior Vice President	Shin-ichiro Yamashita	Senior Vice President (part time) of GiGAFLOPS Japan Inc.
Senior Vice President	Tetsuya Sanada	President & CEO of KLab Inc.
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. , Corporate auditor (part time) of C&T Mobile Support Co., Ltd.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Tatsuya Kato was an outside director as prescribed in Article188, Clause 2, Item 7-2 of the Commercial Code of Japan. Effective February 10, 2005, however, Mr. Kato was appointed a Executive Vice President.

(Note 2) Fumio Nagase meets the requirement of being outside directors as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(Note 3) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Note 4) The following personnel changes were made in accordance with the full-scale implementation of an operating officer system, effective April 1, 2005

Name	New Title	Old Title
Kazutomo Robert Hori	Co-President	President and CEO
Tatsuya Kato	Co-President General Manager of Corporate Strategy Division	Executive Vice President
Tomosada Yoshikawa	Executive Vice President General Manager of Corporate Investment and Finance Division	Executive Vice President
Yosuke Iwai	Executive Vice President General Manager of International Business Division	Executive Vice President
Kenichiro Nakajima	Executive Vice President General Manager of Business Development and HR Division	Executive Vice President
Shinichiro Yamashita	Executive Vice President General Manager of Legal & Corporate Affairs Division	Senior Vice President
Takuro Tanimoto	Vice President General Manager of Mobile Contents Division	General Manager of Mobile Contents Division
Nobuyuki Ochiai	Vice President General Manager of Technology Division	Vice President of Technology Department
Toshiaki Kawata	Vice President General Manager of Marketing Solution Division	Associate General Manager of Marketing Solution Division

8-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides content services to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000

(2) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
transcosmos inc.	"Agreement to Establish Joint Venture" Agreement with transcosmos inc. regarding the establishment and operation of C&T Mobile Support Co., Ltd., which both parties will invest in.	August 16, 2004
JIMOS CO., LTD.	"Basic agreement regarding business alliance and share acquisition" Agreement with JIMOS CO., LTD., for comprehensive business alliance regarding mobile commerce in conjunction with the acquisition of shares of JIMOS CO., LTD.	March 1, 2005

9. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

9-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone K. K. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	4th Quarter, FY ended March 2004	1st Quarter, FY ended March 2005	2nd Quarter, FY ended March 2005	3rd Quarter, FY ended March 2005	**4th Quarter, FY ended March 2005**
NTT DoCoMo	39.7%	42.8%	39.6%	45.7%	**44.4%**
KDDI	10.9%	12.1%	10.8%	12.0%	**11.6%**
Vodafone	12.0%	11.8%	10.7%	11.6%	**10.9%**
Others	37.4%	33.3%	38.9%	30.7%	**33.1%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

9-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Risks Related to New Business Start Ups

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. When new businesses are starting up, there are temporarily higher costs for labor, R&D, and capital investments that can put pressure on profits.

9-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

9-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of March 31, 2005)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	-	1,150	100.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	Customer Support	229	-	4,590	51.00
AXISSOFT Corporation	Toshima-ku, Tokyo	Information Technology	575	-	1,644	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	29	-	585	48.75
KLab Inc.	Minato-ku, Tokyo	Information Technology	71	-	2,840	18.56
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	Commerce	2,407	-	9,660	15.90

9-5 Risks Related to Subsidiaries and Affiliate

C&T Mobile Support Co., Ltd., AXISSOFT Corporation, DMOVE Co., Ltd. and KLab Inc. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

9-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc., Yahoo Japan Corporation, livedoor Co., Ltd.
Technology-Related Business	TOSE CO., LTD., Connect Technologies Corporation

9-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

9-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

9-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

9-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, and other senior management staffs play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

9-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

9-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

9-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21 of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ Contact Information

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6111 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/

E-mail: ircontact@cybird.co.jp

[Terms of Use]

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

CYBIRD IP Content Services List

as of March 31, 2005

i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakumelo	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	1					¥105/¥315	06/01/00	
	TFM Chakushin Melody	1					¥105/¥315	12/03/01	
	Keigoe Tsukuro♪						¥210	05/07/02	
	SOUL TRAIN	1					¥315	10/06/03	
	CoolSound Real					1	¥105/¥210/¥315	02/16/04	
		3	0	0	0	1			5
Wallpaper / Screensaver	Cool Screen	1					¥105	02/01/00	
	Prinet						¥315	05/01/00	
	Chaku Kyara!	1					¥105	08/01/00	
	Machiuke Tsukuro♪	1					¥210	10/02/00	
	ART☆Graphix α	1					¥210	01/26/01	
	Digital Tokoro-san	1					¥315	08/05/02	
	Chekira･Thomas etc.	1					¥210	12/02/02	
	STAR WARS MOBILE	1	1		1		¥315	12/02/02	
	Sa-para	1					¥315	12/16/02	
	Inuyasha	1					¥315	03/17/03	
	DETECTIVE CONAN						¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		9	1	0	1	0			12
Game	Robo☆Robo	1					¥315	05/01/00	
	Kensho Puzzler	1					¥315	11/06/00	
	@Baka Games!	1					¥315/¥0	03/04/02	
	Cybird Style						¥0	06/17/02	
	Game no Dendoo	1					¥315	11/05/02	
		4	0	0	0	0			5
Fortune-telling	Kagami Ryuji Renseijutsu (name change)	1					¥210	12/01/99	
	Anata no Nedan?						¥105	08/01/00	
	Hosoki Kazuko						¥315	10/06/03	
	Ehara Hiroyuki Spritual Messege		1				¥315	12/20/04	
		1	1	0	0	0			4
Others	Namiaru?	1	1				¥315	02/22/99	
	Tsuri-King						¥315	05/01/00	
	Wine-Wine						¥315	06/01/00	
	TV Panic Game Store						¥0	02/01/00	
	TOYS"R"US						¥0	09/01/03	
	CINEMA IMAGICA		1				¥315	10/07/02	
	Stardust WEB	1					¥315	02/01/00	
	Popteen-net	1					¥199	07/03/00	
	Shimizu Chinami and OL iinkai						¥210	12/02/00	
	Mobile Takarazuka	1					¥315	01/22/01	
	Inu-Neko no Kimochi (name change)						¥210	01/04/00	
	IT media	1					¥315	12/02/02	
	T-SHIRTS To Go						¥0	09/06/04	
	BABiES"R"US						¥0	11/01/04	
		5	2	0	0	0			14
Sub Total		22	4	0	1	1			
									40
Grand Total									

EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakumelo	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥315	11/01/00	
	TFM Chakushin Melody						¥105/¥32 ¥315/¥26	10/23/01	
	CoolSound Real					1	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN						¥315	06/03/04	
		0	0	0	0	1			4
Wallpaper / Screensaver	@Chaku Kyara Club						¥100/¥200	02/01/00	
	Prinet						¥315	09/20/00	
	@Chaku Kyara Benri Tokei	1					¥200	07/12/01	
	Chekira･Thomas etc.						¥210	03/03/03	
	Inuyasha						¥315	03/19/03	
	STAR WARS MOBILE	1	1		1		¥315	04/03/03	
	DETECTIVE CONAN						¥210	07/03/03	
	Ke-tai Hamtaro.com						¥315	11/20/03	
		2	1	0	1	0			8
Game	Mini-game ☆ Tengoku!	1					¥315	08/16/01	
	Idol to Koisiyo♪		1				¥315	10/11/01	
	Kensho Puzzler	1					¥315	12/13/01	
	Robo☆Robo	1					¥315	12/19/02	
	Cybird Style						¥0	10/23/02	
		3	1	0	0	0			5
Fortune-telling	Anata no Nedan? DX						¥210/¥52	07/05/01	
	Super Tarot Uranai	1					¥210	07/10/01	
	Super Kyosho Uranai	1		1			¥210	12/12/01	
	Hosoki Kazuko						¥315	12/04/03	
	Ehara Hiroyuki Spritual Messege		1				¥315	01/13/05	
		2	1	1	0	0			5
Others	Tsuri-King						¥315	09/13/00	
	TV Panic Game Store						¥0	10/03/00	
	CINEMA IMAGICA		1				¥315	12/04/01	
	@AJA						¥315	02/01/00	
	@AJA Mypage						¥210	11/15/00	
	@AJA Toukou Paradise						¥157	12/14/00	
	IT media						¥315	01/16/03	
	Namiaru?		1				¥315	03/19/03	
	Mobile Takarazuka						¥315	08/07/03	
	Inu-Neko no Kimochi (name change)						¥210	01/15/04	
	T-SHIRTS To Go						¥0	01/15/04	
	Stardust WEB		1				¥315	12/02/04	
		0	3	0	0	0			12
Sub Total		7	6	1	1	1			
									34
Grand Total									

Vodafone

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakumelo	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥105/¥315	12/04/00	
	TFM Chakushin Melody						¥105/¥32 ¥315/¥26	09/03/01	
	Keigoe Tsukuro♪						¥210	12/03/01	
	SOUL TRAIN						¥315	05/12/04	
	CoolSound Real					1	¥105	06/16/04	
		0	0	0	0	1			5
Wallpaper / Screensaver	Chaku Kyara!						¥105 ¥210	12/10/99	
	Prinet						¥315	08/01/00	
	Digital Tokoro-san 3D town	1					¥210	01/15/02	
	Chekira･Thomas etc.	1					¥210	12/02/02	
	STAR WARS MOBILE	1	1		1		¥315	12/02/02	
	3D Machiuke Johokyoku	1					¥210	12/01/02	
	Inuyasha	1					¥315	03/03/03	
	DETECTIVE CONAN						¥210	05/14/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		4	1	0	1	0			9
Game	R-TYPE	1					¥525	12/15/04	
		1	0	0	0	0			1
Fortune-telling	Super Tarot Uranai						¥210	12/10/99	
	Nandemo Shindan						¥315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai						¥210	09/01/00	
	Hosoki Kazuko						¥315	11/12/03	
	Ehara Hiroyuki Spritual Messege		1				¥315	12/20/04	
		0	1	0	0	0			5
Others	Mobile Takarazuka						¥315	11/01/01	
	Saikyo no Kaigai Joho						¥315	12/10/99	
	Himitsu no Denwacho						¥0	12/10/99	
	@AJA Renai Navi (name change)						¥315	09/01/00	
	@AJA Mypage						¥210	09/01/00	
	Tsuri-King	1					¥315	01/15/03	
	IT media						¥315	03/03/03	
	T-SHIRTS To Go						¥0	10/01/03	
	CINEMA IMAGICA						¥315	12/01/03	
	Namiaru?		1				¥315	04/14/04	
	Stardust WEB		1				¥315	12/01/04	
		1	2	0	0	0			11
Sub Total		7	4	0	1	1			
									31
Grand Total									105

File No.82-5139



Results of Operation (Non-Consolidated), Fiscal Year ended March 31, 2005

English translation from the original Japanese-language document

May 25, 2005

CYBIRD Co., Ltd.	Listing: JASDAQ
Security Code: 4823	Head office: Tokyo
(URL: http://www.cybird.co.jp/english/investor/)	
Representative: Kazutomo Robert Hori, Co-President	
Contacts: Tomosada Yoshikawa, Executive Vice President	Tel: +81-3-5785-6111
Date of Approval of Earnings Results by Board of Directors	: May 25, 2005
Interim Dividend Plan	: Applicable
Starting Date of Dividend Paying	: June 30, 2005
Date of Ordinary Shareholders' Meeting	: June 29, 2005
Adoption of Unit Stock System	: Not applicable

1. Non-Consolidated Results of Operation, Fiscal Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Results of Operation (Round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 31, 2005	11,721 (23.5)	765 (78.0)	774 (72.4)
FY ended March 31, 2004	9,491 (8.8)	429 (-65.9)	449 (-64.3)

	Net Income	Earnings per Share	Earnings per Share (Diluted)	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	yen	%	%	%
FY ended March 31, 2005	1,482 (-)	7,251.78	7,186.02	20.2	8.3	6.6
FY ended March 31, 2004	71 (-93.0)	1,107.40	1,100.69	1.2	6.0	4.7

Note: 1. Average Number of Shares Issued : FY ended March 31, 2005 204,398 shares; FY ended March 31, 2004 64,767 shares

2. Change in Accounting Method : N/A

3. % in Net Sales, Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with previous fiscal year.

4. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2003.

(2) Dividends

	Annual Dividends per Stock			Total Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividend to Shareholders' Equity
		Interim	Annual			
	yen	yen	yen	Millions of yen	%	%
FY ended March 31, 2005	334.00	-	334.00	68	4.6	0.8
FY ended March 31, 2004	500.00	-	500.00	33	45.2	0.5

Note: 1. Breakdown of dividends for FY ended March 31, 2005: Ordinary cash dividend ¥167; Special cash dividend ¥167

(3) Financial Conditions (Round down)

	Total Assets	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	Millions of yen	%	yen
FY ended March 31, 2005	10,789	8,104	75.1	39,296.34
FY ended March 31, 2004	7,923	6,590	83.2	97,367.47

Note: 1. Number of Shares Issued as of the end of Fiscal Year : FY ended March 31, 2005 206,247 shares; : FY ended March 31, 2004 67,692 shares

2. Amount of Treasury Stock as of the End of Fiscal Year : FY ended March 31, 2005 Nil; : FY ended March 31, 2004 Nil

2. Earnings Forecasts for FY ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (Round down)

	Net Sales	Ordinary Income	Net Income	Dividend per Share (Full Year)		
				1H	2H	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY ending March 31, 2006	13,500 – 15,500	850 – 1,150	510 – 690	-	167.00	167.00

Reference: Estimated Earnings per Share (Full Year) 2,472.76 – 3,345.50yen

The above-mentioned earnings forecasts for FY ending March 31, 2006 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

COPY

ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
June 1, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation (Consolidated), Fiscal Year ended March 31, 2005;

2. Results of Operation (Consolidated), Annual and Fourth Quarter, Fiscal Year Ended March 31, 2005; and

3. Results of Operation (Non-Consolidated), Fiscal Year ended March 31, 2005.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,



Hironori Shibata

Enclosure

<Translation>

File No.82-5139





http://www.cybird.co.jp/english/ investor/

May 25, 2005

Results of Operation (Consolidated), Fiscal Year ended March 31, 2005

CYBIRD Co., Ltd.
Security Code: 4823
(URL: http://www.cybird.co.jp/english/investor/)
Representative: Kazutomo Robert Hori
Co-President
Contacts: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6111

Listing: JASDAQ
Head office: Tokyo

Date of Approval of Earnings Results by Board of Directors : May 25, 2005
Adoption of US GAAP : N/A

1. Results of Operation, Fiscal Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 31, 2005	12,488 (16.6)	718 (20.8)	721 (20.9)
FY ended March 31, 2004	10,713 (15.6)	594 (-55.1)	596 (-54.7)

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen (%)	Yen	Yen	%	%	%
FY ended March 31, 2005	1,519 (661.7)	7,435.47	7,368.04	20.8	7.0	5.8
FY ended March 31, 2004	199 (-81.4)	3,080.51	3,061.85	3.4	7.7	5.6

Note: 1. Equity in Losses of Associated Companies — FY ended March 31, 2005: -10 million yen; FY ended March 31, 2004: -12 million yen

2. Average Number of Shares Issued(Consolidated) — FY ended March 31, 2005: 204,398 shares; FY ended March 31, 2004: 64,767 shares

3. Change in Accounting Method — N/A

4. % in Net Sales, Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with the previous fiscal year.

5. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2003.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
March 31, 2005	12,067	8,098	67.1	39,264.81
March 31, 2004	8,465	6,546	77.3	96,716.77

Note: 1. Number of Shares Issued (Consolidated) — March 31, 2005: 206,247 shares; March 31, 2004: 67,692 shares

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY ended March 31, 2005	597	-1,029	503	3,253
FY ended March 31, 2004	313	-1,013	1,167	3,182

(4) Basis of Consolidation / Equity Method

Number of consolidated subsidiaries : 3
Number of non-consolidated subsidiaries to which equity method is applied : Nil
Number of companies to which equity method is applied : 2

(5) Change in the Scope of Consolidation

Number of consolidated companies — Added: 2 — Excluded: 2
Number of companies to which equity method is applied — Added: 2 — Excluded: 1

<Translation>

2. Earnings Forecasts for Fiscal Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2006	16,100 - 18,100	1,200 - 1,500	700 - 880

Reference: Projected Earnings per Share (Full-year) 3,393.98 - 4,266.72

The above-mentioned earnings forecasts for FY ending March 31, 2006 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.